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First Quarter Report 2013

 AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three months ended March 31, 2013

        This Management's Discussion and Analysis ("MD&A") dated May 10, 2013 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's interim unaudited consolidated financial statements for the three months ended March 31, 2013, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 (the "Form 20-F"). The interim unaudited consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including critical accounting estimates and risk factors in the Form 20-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle's LaRonde mine in Quebec is one of Canada's largest operating gold mines by gold reserves and has provided the Company's foundation for domestic and international expansion. Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc, copper and lead.

        Agnico Eagle is positioned to benefit from a strong gold price. Throughout its 41-year history, Agnico Eagle's policy has been not to sell forward its future gold production. In the first quarter of 2013, Agnico Eagle recorded total cash costs per ounce of gold produced(1) of $740 and an average realized price of gold of $1,611 per ounce, a decrease of 4.3% compared with the average realized price of gold of $1,684 per ounce in the first quarter of 2012.

        Over the past four years, Agnico Eagle has evolved from operating two gold mines in Canada to being an international gold mining company operating five gold mines in the first quarter of 2013. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets at March 31, 2013 of $5,250.8 million were comparable with December 31, 2012 total assets of $5,256.1 million. Long-term ore in stockpile declined by 12.9% between December 31, 2012 and March 31, 2013 to $28.5 million due primarily to stockpile drawdowns at the Meadowbank mine and the reclassification of Creston Mascota deposit at Pinos Altos stockpiles from long-term to short-term upon the March 2013 resumption of production. Active leaching had been suspended at the Creston Mascota deposit at Pinos Altos effective October 1, 2012 due to a movement of leached ore from the upper lifts of its Phase One leach pad. Property, plant and mine development increased by $61.7 million to $4,129.1 million at March 31, 2013 compared with December 31, 2012 due primarily to increases in construction in progress at the La India project, Goldex mine M and E Zones and Meliadine project.

(1)
For a discussion of the Company's use of this non-GAAP measure, please see "Results of Operations — Production Costs — Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold by Mine".

        Total liabilities decreased to $1,787.4 million at March 31, 2013 from $1,845.9 million at December 31, 2012 due primarily to the payment of $37.9 million recorded as dividends payable at December 31, 2012 and to the repayment of the full amount outstanding on the Credit Facility of $30.0 million during the first quarter of 2013.

Fair Value of Derivative Financial Instruments

        The Company enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the interim unaudited consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $23.9 million, or $0.14 per share, in the first quarter of 2013 compared with a net income of $78.5 million, or $0.46 per share, in the first quarter of 2012. In the first quarter of 2013, the operating margin (revenue from mining operations less production costs) decreased 26.2% to $190.4 million from $257.9 million in the first quarter of 2012 due primarily to a 7.1% decrease in gold production, a 4.3% decrease in the average realized price of gold and a 7.0% increase in production costs. Gold production decreased to 236,975 ounces from 254,955 ounces between the first quarter of 2012 and the first quarter of 2013. Cash provided by operating activities amounted to $146.1 million in the first quarter of 2013 compared with $196.5 million in the first quarter of 2012. Total weighted average cash costs per ounce of gold produced amounted to $740 in the first quarter of 2013 compared with $594 in the first quarter of 2012.

        The table below summarizes variances in the key drivers of net income for the three months ended March 31, 2013 compared with the three months ended March 31, 2012:

(millions of United States dollars)	Three Months Ended March 31, 2013 vs. Three Months Ended March 31, 2012
Decrease in gold revenue	$(33.3)
Decrease in silver revenue	(7.7)
Decrease in zinc revenue	(8.8)
Decrease in copper and lead revenue	(2.7)
Decrease in production costs due to weaker Canadian dollar	1.6
Increase in production costs	(16.6)
Increase in amortization of property, plant and mine development	(5.5)
Change in non cash foreign currency translation	11.9
Decrease in income and mining taxes	4.2
Decrease in interest expense	0.5
Increase in general and administrative expense	(3.4)
Decrease in exploration and corporate development expenses	14.5
Change in impairment loss on available-for-sale securities	(11.0)
Other	1.6

Total net income variance	$(54.7)

        In the first quarter of 2013, revenues from mining operations decreased to $420.4 million from $472.9 million in the first quarter of 2012 due primarily to decreases in gold sales volume and the average realized price of gold. The decrease in gold sales volume was impacted by a 7.1% decrease in gold production levels in the first quarter of 2013 relative to the first quarter of 2012 resulting from the loss of production from the Creston Mascota deposit at Pinos Altos due to a suspension of active leaching lasting through the majority of the first quarter of 2013 and to lower throughput and grades at the LaRonde and Kittila mines.

        On September 30, 2012, the Creston Mascota deposit at Pinos Altos experienced a movement of leached ore from the upper lifts of the Phase One leach pad, resulting in a temporary suspension of active leaching. On

March 13, 2013, production resumed at the Creston Mascota deposit at Pinos Altos from the Phase Two leach pad, contributing 1,907 ounces of gold production during the first quarter of 2013.

        In the first quarter of 2013, total weighted average cash costs per ounce of gold produced increased to $740 from $594 in the first quarter of 2012 and production costs increased to $230.1 million in the first quarter of 2013 from $215.0 million in the first quarter of 2012. The increase in total weighted average cash costs per ounce of gold produced in the first quarter of 2013 was largely attributable to lower net byproduct revenue credits at the LaRonde mine and decreased production at the LaRonde, Kittila and Lapa mines.

        Exploration and corporate development expenses amounted to $8.6 million in the first quarter of 2013 compared with $23.1 million in the first quarter of 2012. This decrease is due primarily to the deferral of the Company's Meliadine project greenfield drilling program from the first quarter of 2013 to later in the year and to surface rights negotiations in Mexico delaying scheduled drilling programs.

        An impairment loss on certain available-for-sale securities of $11.0 million was recorded as at March 31, 2013 compared with nil as at March 31, 2012. Impairment loss evaluations of available-for-sale securities are based on the severity and duration of their individual unrealized loss positions.

        During the first quarter of 2013, there was a non-cash foreign currency translation loss of $3.7 million mainly attributable to the strengthening of the Mexican peso versus the US dollar at March 31, 2013 relative to December 31, 2012. A non-cash foreign currency translation loss of $15.5 million was recorded during the comparative first quarter of 2012.

        In the first quarter of 2013, the Company had an effective tax rate of 50.9% compared with 26.9% in the first quarter of 2012. The effective tax rate of 50.9% was higher than the statutory tax rate of 26.3% due to non-deductible expenses, such as stock-based compensation.

Canada — LaRonde mine

        At the LaRonde mine, gold production decreased 9.7% to 39,073 ounces in the first quarter of 2013 compared with 43,281 ounces in the first quarter of 2012 due primarily to a decrease in tonnes of ore milled and lower gold grade.

        Production costs at the LaRonde mine of $57.9 million in the first quarter of 2013 were comparable with production costs of $58.2 million in the first quarter of 2012 driven primarily by decreased gold production, offset partially by increased underground development and maintenance expenses.

Canada — Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon of the Goldex Extension Zone ("GEZ"). As of September 30, 2011, Agnico Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011. During the three months ended March 31, 2013, the Company incurred $2.6 million in remediation costs that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment based only on the indicated resources, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, the Board of Directors (the "Board") has approved the M and E zones for development and first gold production is expected in early 2014. All necessary operating permits have been received. The mining operations will include the use of existing Goldex mine infrastructure such as the shaft and mill. The operations in the GEZ remain suspended indefinitely.

Canada — Lapa mine

        At the Lapa mine, gold production decreased 5.7% to 26,868 ounces in the first quarter of 2013 compared with 28,499 ounces in the first quarter of 2012 due primarily to a 7.5% decrease in gold grade between periods.

        Production costs at the Lapa mine were $16.6 million in the first quarter of 2013, 11.0% lower than production costs of $18.7 million in the first quarter of 2012 driven primarily by decreased gold production and lower mining, underground services and mill expenses.

Canada — Meadowbank mine

        At the Meadowbank mine, gold production increased 3.0% to 81,818 ounces in the first quarter of 2013 compared with 79,401 ounces in the first quarter of 2012 due primarily to a 14.8% increase in tonnes of ore milled.

        Production costs at the Meadowbank mine were $93.6 million in the first quarter of 2013, an increase of 21.5% compared with production costs of $77.0 million in the first quarter of 2012 driven primarily by higher administration, drilling and mining expenses and increased gold production.

        On March 12, 2013, the welding shop at the Meadowbank mine sustained extensive damage as a result of a fire. The fire was contained to the welding shop with no significant impact on mine operations and no injuries sustained by personnel. An RH120 shovel that was parked in the welding shop at the time of the fire was destroyed and a $3.2 million impairment loss was recorded as a result. The Company is currently assessing the potential for insurance claims relating to this incident.

        During the first quarter of 2011, the kitchen facilities at the employee camp at the Meadowbank mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen, there were no injuries sustained and operations were normalized prior to the end of the second quarter of 2011. The Company continues the process of recovering property damage and business interruption losses with a remaining insurance receivable of $6.6 million as at March 31, 2013.

Latin America — Pinos Altos mine (including the Creston Mascota deposit at Pinos Altos)

        At the Pinos Altos mine (including the Creston Mascota deposit at Pinos Altos), gold production decreased by 19.2% to 46,071 ounces in the first quarter of 2013 compared with 57,016 ounces in the first quarter of 2012. This decrease in gold production was due primarily to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013 resulting in gold production of 1,907 ounces in the first quarter of 2013 compared with 13,724 ounces in the first quarter of 2012.

        Production costs at the Pinos Altos mine (excluding the Creston Mascota deposit at Pinos Altos) were $31.7 million in the first quarter of 2013, an increase of 3.2% compared with production costs of $30.7 million in the first quarter of 2012 driven primarily by increased gold and silver production.

Europe — Kittila mine

        At the Kittila mine, gold production decreased by 7.7% to 43,145 ounces in the first quarter of 2013 compared with 46,758 ounces in the first quarter of 2012 due primarily to lower gold grade and tonnes of ore milled between periods.

        Production costs at the Kittila mine were $27.2 million in the first quarter of 2013, an increase of 4.4% compared with production costs of $26.0 million in the first quarter of 2012 driven primarily by increased costs associated with solely underground operations in the first quarter of 2013 compared with a mixture of open pit and underground operations in the first quarter of 2012.

Production Costs

        The following tables provide a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to production costs as presented in the interim unaudited consolidated statements of income and comprehensive income in accordance with US GAAP.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs per the interim unaudited consolidated statements of income and comprehensive income	$230,053	$215,035
LaRonde mine	57,903	58,180
Lapa mine	16,610	18,657
Kittila mine	27,182	26,030
Pinos Altos mine(i)	31,652	35,161
Meadowbank mine	93,589	77,007

Total	$226,936	$215,035

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$57,903	$58,180
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(29,556)	(47,518)
Inventory and other adjustments(ii)	262	(715)
Non-cash reclamation provision	(542)	(604)

Cash operating costs	$28,067	$9,343
Gold production (ounces)	39,073	43,281

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$718	$216

Lapa Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$16,610	$18,657
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	77	61
Inventory and other adjustments(ii)	1,610	(17)
Non-cash reclamation provision	(17)	236

Cash operating costs	$18,280	$18,937
Gold production (ounces)	26,868	28,499

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$680	$664

Kittila Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$27,182	$26,030
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	157	119
Inventory and other adjustments(ii)	(294)	440
Non-cash reclamation provision	(120)	(157)

Cash operating costs	$26,925	$26,432
Gold production (ounces)	43,145	46,758

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$624	$565

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(i)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$31,652	$35,161
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(16,566)	(16,449)
Inventory and other adjustments(ii)	(430)	1,754
Non-cash reclamation provision	(74)	(433)
Stripping costs(iv)	(1,319)	(4,180)

Cash operating costs	$13,263	$15,853
Gold production (ounces)	44,164	57,016

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$300	$278

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$93,589	$77,007
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(563)	(634)
Inventory and other adjustments(ii)	992	5,254
Non-cash reclamation provision	(393)	(394)
Stripping costs(iv)	(6,124)	(222)

Cash operating costs	$87,501	$81,011
Gold production (ounces)	81,818	79,401

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$1,069	$1,020

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

LaRonde Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$57,903	$58,180
Adjustments:
Inventory adjustment(v)	434	(125)
Non-cash reclamation provision	(542)	(604)

Minesite operating costs	$57,795	$57,451
Minesite operating costs (thousands of C$)	$58,420	$57,730
Tonnes of ore milled (thousands of tonnes)	594	645

Minesite costs per tonne (C$)(vi)	$98	$90

Lapa Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$16,610	$18,657
Adjustments:
Inventory adjustment(v)	1,671	20
Non-cash reclamation provision	(17)	236

Minesite operating costs	$18,264	$18,913
Minesite operating costs (thousands of C$)	$18,445	$18,904
Tonnes of ore milled (thousands of tonnes)	160	158

Minesite costs per tonne (C$)(vi)	$115	$120

Kittila Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$27,182	$26,030
Adjustments:
Inventory adjustment(v)	(294)	440
Non-cash reclamation provision	(120)	(157)

Minesite operating costs	$26,768	$26,313
Minesite operating costs (thousands of €)	€20,580	€19,458
Tonnes of ore milled (thousands of tonnes)	267	289

Minesite costs per tonne (€)(vi)	€77	€67

Pinos Altos Mine — Minesite Costs per Tonne(i)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$31,652	$35,161
Adjustments:
Inventory adjustment(v)	(403)	1,754
Non-cash reclamation provision	(74)	(433)
Stripping costs(iv)	(1,319)	(4,180)

Minesite operating costs	$29,856	$32,302
Tonnes of ore processed (thousands of tonnes)	726	1,234

Minesite costs per tonne (US$)(vi)	$41	$26

Meadowbank Mine — Minesite Costs per Tonne

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Production costs	$93,589	$77,007
Adjustments:
Inventory adjustment(v)	902	5,429
Non-cash reclamation provision	(393)	(394)
Stripping costs(iv)	(6,124)	(222)

Minesite operating costs	$87,974	$81,820
Minesite operating costs (thousands of C$)	$88,601	$81,730
Tonnes of ore milled (thousands of tonnes)	1,019	887

Minesite costs per tonne (C$)(vi)	$87	$92

(i)
Includes the Creston Mascota deposit at Pinos Altos for the first quarter of 2012. Excludes the Creston Mascota deposit at Pinos Altos for the first quarter of 2013.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(v)
This inventory adjustment reflects production costs associated with unsold concentrates.

(vi)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

Liquidity and Capital Resources

        At March 31, 2013, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $264.4 million compared with $332.0 million at December 31, 2012. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased from $626.6 million at December 31, 2012 to $602.8 million at March 31, 2013.

Operating Activities

        Cash provided by operating activities decreased by $50.4 million to $146.1 million in the first quarter of 2013 compared with $196.5 million in the first quarter of 2012 due primarily to a 7.1% decrease in gold production and a 4.3% decrease in the average realized price of gold between periods. The decrease in cash provided by operating activities was partially offset by a $14.5 million decrease in exploration and corporate development expenses between the first quarter of 2012 and the first quarter of 2013.

Investing Activities

        Cash used in investing activities increased to $141.5 million in the first quarter of 2013 compared with $88.9 million in the first quarter of 2012 due primarily to a $54.6 million increase in capital expenditures between these periods. Significant capital expenditures relating to the La India project and the Goldex mine M and E Zones in the first quarter of 2013 had not yet commenced in the first quarter of 2012.

        In the first quarter of 2013, the Company invested cash of $130.6 million in projects and sustaining capital expenditures. Significant capital expenditures in the first quarter of 2013 included $37.1 million at the La India project, $17.2 million at the Goldex mine M and E Zones, $11.9 million at the Meliadine project and $49.9 million in sustaining capital expenditures at the Company's operating mines.

        On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd Resource Corporation it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle shares.

        On March 22, 2013, the Company acquired 9,600,000 common shares and 4,800,000 common share purchase warrants of ATAC Resources Ltd. ("ATC") for total cash consideration of approximately $12.7 million. After closing the transaction, the Company holds 8.48% of the issued and outstanding common shares of ATC. Each common share purchase warrant entitles the holder to acquire one common share of ATC at a price of C$2.10 for a period of 18 months from the March 22, 2013 closing date. If the closing price of ATC's common shares exceeds C$3.00 for a period of 10 consecutive trading days subsequent to the expiry of the applicable four month hold period, ATC may provide notice that the common share purchase warrants will expire 30 days from the date of such notice.

Financing Activities

        Cash used in financing activities was $69.5 million in the first quarter of 2013 compared with $132.1 million in the first quarter of 2012, due primarily to a reduction in net repayments of long-term debt from $90.0 million in the first quarter of 2012 to $30.0 million in the first quarter of 2013.

        On December 12, 2012, the Company declared a cash dividend payable on March 15, 2013, marking the 31st consecutive year that the Company has paid a cash dividend. In the first quarter of 2013, the Company paid dividends of $29.9 million compared with $30.5 million in the first quarter of 2012. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's 1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions. As at March 31, 2013, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.1 million at March 31, 2013. Therefore, $1,198.9 million was available for future drawdown under the Credit Facility at March 31, 2013.

        The Company entered into a credit agreement on June 26, 2012 with a financial institution relating to a new C$150 million uncommitted letter of credit facility (the "Letter of Credit Facility"). The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2013, $133.3 million had been drawn under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at March 31, 2013, outstanding letters of credit drawn under the EDC Facility totalled nil.

        The Company was in compliance with all covenants contained within the Credit Facility, 2012 Notes and 2010 Notes as at March 31, 2013.

        The Company issued common shares for gross proceeds of $11.9 million in the first quarter of 2013 due primarily to stock option exercises and issuances under the Company's employee share purchase plan. In the first quarter of 2012, the Company issued common shares for gross proceeds of $3.6 million.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The current economic turmoil in Europe is compounding global volatility issues.

Recently Adopted and Recently Issued Accounting Pronouncements and Developments

        See the Company's interim unaudited consolidated financial statements for Recently Adopted and Recently Issued Accounting Pronouncements and Developments.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission ("SEC"), under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO").

        As of the end of the period covered by this quarterly MD&A and accompanying interim unaudited consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of interim unaudited consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including total cash costs per ounce of gold produced, minesite costs per tonne, adjusted net income and all-in sustaining costs per ounce of gold produced, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with US GAAP.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        For a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to the figures presented in the interim unaudited consolidated financial statements prepared in accordance with US GAAP see Results of Operations — Production Costs in the MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

Adjusted Net Income

        Adjusted net income is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the interim unaudited consolidated statements of income and comprehensive income for non-recurring or unusual items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is a useful comparison point between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities.

Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with US GAAP.

	Three Months Ended March 31,
	2013	2012
Net income for the period	$23,859	$78,548
Impairment loss on available-for-sale securities	10,995	—
Foreign currency translation loss	3,658	15,517
Stock options expense	11,208	11,782
Other non-recurring items	3,928	(4,421)

Adjusted net income for the period	$53,648	$101,426

Net income per share — basic	$0.14	$0.46
Net income per share — diluted	$0.14	$0.46
Adjusted net income per share — basic	$0.31	$0.59
Adjusted net income per share — diluted	$0.31	$0.59

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides a realistic indicator of operating performance. However, this non-US GAAP measure should be considered together with other data prepared in accordance with US GAAP as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. All-in sustaining costs per ounce of gold produced amounted to $1,019 for the first quarter of 2013, calculated as the accumulation of total cash costs per ounce of gold produced of $740, sustaining capital expenditures per ounce of $156, exploration and corporate development expenses (excluding greenfield exploration) per ounce of $15 and general and administrative expenses (net of stock options) per ounce of $108.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2013	2012
Operating margin(i) by mine:
LaRonde mine	$33,295	$63,266
Lapa mine	21,788	27,677
Kittila mine	44,956	49,049
Pinos Altos mine(ii)	53,827	69,135
Meadowbank mine	36,503	48,772

Total operating margin	190,369	257,899
Amortization of property, plant and mine development	70,071	64,553
Exploration, corporate and other	71,690	85,836

Income before income and mining taxes	48,608	107,510
Income and mining taxes	24,749	28,962

Net income for the period	$23,859	$78,548

Net income per share — basic (US$)	$0.14	$0.46
Net income per share — diluted (US$)	$0.14	$0.46
Cash flows:
Cash provided by operating activities	$146,072	$196,497
Cash used in investing activities	$(141,479)	$(88,908)
Cash used in financing activities	$(69,504)	$(132,078)
Realized prices (US$):
Gold (per ounce)	$1,611	$1,684
Silver (per ounce)	$28.70	$34.46
Zinc (per tonne)	$2,002	$2,125
Copper (per tonne)	$7,570	$9,006
Payable production(iii):
Gold (ounces):
LaRonde mine	39,073	43,281
Lapa mine	26,868	28,499
Kittila mine	43,145	46,758
Pinos Altos mine(ii)	46,071	57,016
Meadowbank mine	81,818	79,401

Total gold (ounces)	236,975	254,955

Silver (thousands of ounces):
LaRonde mine	611	690
Kittila mine	2	—
Pinos Altos mine(ii)	616	507
Meadowbank mine	22	18

Total silver (thousands of ounces)	1,251	1,215

Zinc (LaRonde mine) (tonnes)	8,239	12,978
Copper (LaRonde mine) (tonnes)	1,082	1,326

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2013	2012
Payable metal sold:
Gold (ounces):
LaRonde mine	39,588	43,745
Lapa mine	23,939	27,897
Kittila mine	44,340	44,227
Pinos Altos mine(ii)	45,110	52,145
Meadowbank mine	80,012	74,614

Total gold (ounces)	232,989	242,628

Silver (thousands of ounces):
LaRonde mine	583	718
Kittila mine	1	—
Pinos Altos mine(ii)	586	493
Meadowbank mine	22	18

Total silver (thousands of ounces)	1,192	1,229

Zinc (LaRonde mine) (tonnes)	6,999	13,032
Copper (LaRonde mine) (tonnes)	1,067	1,293
Total cash costs per ounce of gold produced (US$)(iv):
LaRonde mine	$718	$216
Lapa mine	680	664
Kittila mine	624	565
Pinos Altos mine(ii)	300	278
Meadowbank mine	1,069	1,020

Weighted average total cash costs per ounce of gold produced	$740	$594

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
Includes the Creston Mascota deposit at Pinos Altos, except for total cash costs per ounce of gold produced in the first quarter of 2013.

(iii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iv)
Total cash costs per ounce of gold produced is calculated net of silver, copper, zinc and other byproduct revenue credits. The weighted average total cash costs per ounce of gold produced is based on commercial production ounces. Total cash costs per ounce of gold produced is a non-GAAP measure that the Company uses to monitor the performance of its operations. See "reconciliation of production costs to total cash costs per ounce of gold produced by mine" contained herein for details.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
Operating margin:
Revenues from mining operations	$433,691	$520,537	$455,503	$472,934	$459,561	$535,836	$449,383	$420,422
Production costs	212,754	237,190	227,567	215,035	219,906	220,408	242,363	230,053

Total operating margin	220,937	283,347	227,936	257,899	239,655	315,428	207,020	190,369
Operating margin by mine:
LaRonde mine	46,017	59,081	34,581	63,266	29,342	45,625	35,363	33,295
Goldex mine	46,739	48,974	24,677	—	—	—	—	—
Lapa mine	27,737	28,286	23,736	27,677	26,222	25,723	20,755	21,788
Kittila mine	18,934	34,751	33,619	49,049	31,489	52,655	53,199	44,956
Pinos Altos mine(i)	52,568	65,777	67,111	69,135	79,887	87,167	61,533	53,827
Meadowbank mine	28,942	46,478	44,212	48,772	72,715	104,258	36,170	36,503

Total operating margin	220,937	283,347	227,936	257,899	239,655	315,428	207,020	190,369
Amortization of property, plant and mine development	59,235	67,104	73,513	64,553	66,310	68,318	72,680	70,071
Impairment loss on Meadowbank mine	—	—	907,681	—	—	—	—	—
Loss on Goldex mine	—	298,183	4,710	—	—	—	—	—
Exploration, corporate and other	56,936	28,644	92,204	85,836	96,169	94,763	36,232	71,690

Income (loss) before income and mining taxes	104,766	(110,584)	(850,172)	107,510	77,176	152,347	98,108	48,608
Income and mining taxes	35,941	(28,970)	(248,742)	28,962	33,904	46,021	15,338	24,749

Net income (loss) for the period	$68,825	$(81,614)	$(601,430)	$78,548	$43,272	$106,326	$82,770	$23,859

Attributed to non-controlling interest	$—	$—	$(60)	$—	$—	$—	$—	$—

Attributed to common shareholders	$68,825	$(81,614)	$(601,370)	$78,548	$43,272	$106,326	$82,770	$23,859

Net income (loss) per share — basic (US$)	$0.41	$(0.48)	$(3.53)	$0.46	$0.25	$0.62	$0.48	$0.14
Net income (loss) per share — diluted (US$)	$0.40	$(0.48)	$(3.53)	$0.46	$0.25	$0.62	$0.48	$0.14
Cash flows:
Cash provided by operating activities	$162,821	$197,570	$132,028	$196,497	$194,082	$199,464	$105,964	$146,072
Cash used in investing activities	$(116,173)	$(247,772)	$(306,583)	$(88,908)	$(68,619)	$(121,837)	$(96,792)	$(141,479)
Cash provided by (used in) financing activities	$(22,180)	$29,106	$244,461	$(132,078)	$(29,258)	$(55,406)	$14,136	$(69,504)

(i)
Includes the Creston Mascota deposit at Pinos Altos.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2013	As at December 31, 2012
ASSETS
Current
Cash and cash equivalents	$232,285	$298,068
Short-term investments	7,186	8,490
Restricted cash	24,924	25,450
Trade receivables (note 4)	70,526	67,750
Inventories:
Ore stockpiles	61,325	52,342
Concentrates and dore bars	68,312	69,695
Supplies	191,479	222,630
Income taxes recoverable	27,077	19,313
Available-for-sale securities (notes 4 and 8)	55,309	44,719
Fair value of derivative financial instruments (notes 4 and 10)	5,308	1,835
Other current assets	97,988	92,977

Total current assets	841,719	903,269
Other assets	50,685	55,838
Goodwill (note 14)	229,279	229,279
Property, plant and mine development (note 5)	4,129,137	4,067,456

	$5,250,820	$5,255,842

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$177,898	$185,329
Reclamation provision (note 13)	14,158	16,816
Dividends payable	—	37,905
Interest payable (note 9)	20,877	13,602
Income taxes payable	13,917	10,061
Capital lease obligations	11,347	12,955
Fair value of derivative financial instruments (notes 4 and 10)	700	—

Total current liabilities	238,897	276,668

Long-term debt (note 9)	800,000	830,000

Reclamation provision and other liabilities	125,289	127,735

Deferred income and mining tax liabilities	623,253	611,227

SHAREHOLDERS' EQUITY
Common shares (note 6):
Outstanding — 172,867,524 common shares issued, less 491,417 shares held in trust	3,249,744	3,241,922
Stock options (notes 6 and 7)	158,437	148,032
Warrants (note 6)	24,858	24,858
Contributed surplus	15,665	15,665
Retained earnings	31,000	7,046
Accumulated other comprehensive loss (note 6)	(16,323)	(27,311)

Total shareholders' equity	3,463,381	3,410,212

	$5,250,820	$5,255,842

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2013	2012
REVENUES
Revenues from mining operations	$420,422	$472,934
COSTS, EXPENSES AND OTHER INCOME
Production (exclusive of amortization shown seperately below)	230,053	215,035
Exploration and corporate development	8,571	23,108
Amortization of property, plant and mine development (note 5)	70,071	64,553
General and administrative (note 15)	37,320	33,928
Impairment loss on available-for-sale securities (note 8)	10,995	—
Interest expense (note 9)	13,916	14,447
Interest and sundry expense (income)	212	(269)
Gain on derivative financial instruments (notes 4 and 10)	(2,982)	(895)
Foreign currency translation loss	3,658	15,517

Income before income and mining taxes	48,608	107,510
Income and mining taxes	24,749	28,962

Net income for the period	$23,859	$78,548

Net income per share — basic (note 6)	$0.14	$0.46

Net income per share — diluted (note 6)	$0.14	$0.46

Cash dividends declared per common share	$—	$0.20

COMPREHENSIVE INCOME
Net income for the period	$23,859	$78,548

Other comprehensive income (loss):
Available-for-sale securities (notes 4 and 8):
Unrealized loss	(173)	(15,019)
Reclassification to impairment loss on available-for-sale securities	10,995	—
Derivative financial instruments (notes 4 and 10):
Unrealized gain	81	7,274
Reclassification to production costs	—	(510)
Reclassification to interest expense	10	—
Pension benefits:
Reclassification to general and administrative expense	131	224
Income tax impact of reclassification items	(37)	75
Income tax impact of other comprehensive income (loss) items	(19)	(1,919)

Other comprehensive income (loss) for the period	10,988	(9,875)

Comprehensive income for the period	$34,847	$68,673

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Common Shares Outstanding
							Accumulated Other Comprehensive Loss
			Stock Options		Contributed Surplus	Retained Earnings (Deficit)		Non- Controlling Interest
	Shares	Amount		Warrants
Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191
Stock options (notes 6 and 7)	—	—	12,268	—	—	—	—	—
Shares issued under incentive share purchase plan	160,207	5,346	—	—	—	—	—	—
Shares issued under dividend reinvestment plan	105,678	3,607	—	—	—	—	—	—
Shares issued for purchase of mining property (note 14)	68,941	2,447	—	—	499	—	—
Non-controlling interest eliminated upon acquisition (note 14)	—	—	—	—	—	—	—	(12,191)
Net income for the period	—	—	—	—	—	78,548	—	—
Dividends declared ($0.20 per share)	—	—	—	—	—	(34,106)	—	—
Other comprehensive loss for the period	—	—	—	—	—	—	(9,875)	—
Restricted share unit plan (note 6)	(268,232)	(9,858)	—	—	—	—	—	—

Balance March 31, 2012	170,880,330	$3,182,923	$129,962	$24,858	$15,665	$(84,579)	$(16,981)	$—

Balance December 31, 2012	172,102,870	$3,241,922	$148,032	$24,858	$15,665	$7,046	$(27,311)	$—
Shares issued under employee stock option plan (notes 6 and 7)	212,500	9,720	(3,283)	—	—	—	—	—
Stock options (notes 6 and 7)	—	—	13,688	—	—	—	—	—
Shares issued under incentive share purchase plan	146,583	5,937	—	—	—	—	—	—
Shares issued under dividend reinvestment plan	211,831	8,088	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	23,859	—	—
Dividends declared (nil per share)	—	—	—	—	—	(62)	—	—
Other comprehensive income for the period	—	—	—	—	—	—	10,988	—
Restricted share unit plan (note 6)	(297,677)	(15,923)	—	—	—	157	—	—

Balance March 31, 2013	172,376,107	$3,249,744	$158,437	$24,858	$15,665	$31,000	$(16,323)	$—

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2013	2012
Operating activities
Net income for the period	$23,859	$78,548
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 5)	70,071	64,553
Deferred income and mining taxes	7,026	10,320
Stock-based compensation (note 7)	16,277	15,772
Impairment loss on available-for-sale securities (note 8)	10,995	—
Foreign currency translation loss	3,658	15,517
Other	5,131	2,799
Adjustment for settlement of environmental remediation	(2,552)	(6,232)
Changes in non-cash working capital balances:
Trade receivables	(2,776)	(14,993)
Income taxes	(3,908)	19,869
Inventories	27,992	11,549
Other current assets	(5,765)	18,810
Accounts payable and accrued liabilities	(10,102)	(29,852)
Interest payable	6,166	9,837

Cash provided by operating activities	146,072	196,497

Investing activities
Additions to property, plant and mine development (note 5)	(130,634)	(75,995)
Acquisition of Grayd Resource Corporation (note 14)	—	(9,322)
Decrease in short-term investments	1,304	579
Purchase of available-for-sale securities and warrants (note 8)	(12,675)	(2,003)
Decrease (increase) in restricted cash	526	(2,167)

Cash used in investing activities	(141,479)	(88,908)

Financing activities
Dividends paid	(29,890)	(30,515)
Repayment of capital lease obligations	(2,553)	(3,112)
Proceeds from long-term debt (note 9)	40,000	—
Repayment of long-term debt (note 9)	(70,000)	(90,000)
Repurchase of common shares for restricted share unit plan (note 6)	(19,000)	(12,031)
Common shares issued	11,939	3,580

Cash used in financing activities	(69,504)	(132,078)

Effect of exchange rate changes on cash and cash equivalents	(872)	518

Net decrease in cash and cash equivalents during the period	(65,783)	(23,971)
Cash and cash equivalents, beginning of period	298,068	179,447

Cash and cash equivalents, end of period	$232,285	$155,476

Supplemental cash flow information
Interest paid (note 9)	$6,832	$4,093

Income and mining taxes paid	$21,633	$4,305

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

1.     BASIS OF PRESENTATION

  The accompanying interim unaudited consolidated financial statements of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the fiscal 2012 audited annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2012. In the opinion of management, the interim unaudited consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2013 and the results of operations and cash flows for the three months ended March 31, 2013 and March 31, 2012.

  Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013.

2.     USE OF ESTIMATES

  The preparation of the interim unaudited consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim unaudited consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim unaudited consolidated financial statements are reasonable and prudent; however, actual results may differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2012 audited annual consolidated financial statements except for the recently adopted accounting pronouncements discussed below.

  Recently Adopted Accounting Pronouncements

  Disclosures about Offsetting Assets and Liabilities

  In November 2011, ASC guidance was issued relating to disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities. Under the updated guidance, entities are required to disclose gross information and net information about both instruments and transactions eligible for offset in the consolidated balance sheets and instruments and transactions subject to an agreement similar to a master netting arrangement. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See notes 4 and 10 for disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities.

  Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

  In February 2013, ASC guidance was issued relating to the reporting of amounts reclassified out of accumulated other comprehensive income. Under the updated guidance, entities are required to provide information about the amounts reclassified out of accumulated other comprehensive income by component and by consolidated statement of income line item, as required under US GAAP. The Company adopted this updated guidance, effective for the fiscal year beginning January 1, 2013. See the Company's interim unaudited consolidated statements of income and comprehensive income for reporting of amounts reclassified out of accumulated other comprehensive income.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP and requires expanded disclosures about fair value measurements including the following three fair value hierarchy levels:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

4.     FAIR VALUE MEASUREMENT (Continued)

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table summarizes the Company's financial assets and liabilities measured at fair value as at March 31, 2013 within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$70,526	$—	$70,526
Available-for-sale securities(ii)	55,309	—	—	55,309
Fair value of derivative financial instruments(iii)	—	5,308	—	5,308

	$55,309	$75,834	$—	$131,143

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$700	$—	$700

  The following table details the Company's financial assets and liabilities measured at fair value as at December 31, 2012 within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables(i)	$—	$67,750	$—	$67,750
Available-for-sale securities(ii)	44,719	—	—	44,719
Fair value of derivative financial instruments(iii)	—	2,112	—	2,112

	$44,719	$69,862	$—	$114,581

Financial liabilities:
Fair value of derivative financial instruments(iii)	$—	$277	$—	$277

  (i)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (ii)
  Available-for-sale securities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

  (iii)
  Derivative financial instruments are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  In the event that a decline in the fair value of an investment in available-for-sale securities occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim unaudited consolidated statements of income and comprehensive income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments in available-for-sale securities for which the cost basis exceeds its fair value.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

5.     PROPERTY, PLANT AND MINE DEVELOPMENT

	As at March 31, 2013			As at December 31, 2012
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,356,797	$106,852	$1,249,945	$1,356,227	$86,839	$1,269,388
Plant and equipment	2,552,940	663,985	1,888,955	2,538,328	617,826	1,920,502
Mine development costs	956,226	233,988	722,238	918,482	237,967	680,515
Construction in Progress:
Meliadine project	146,436	—	146,436	133,840	—	133,840
La India project	75,691	—	75,691	32,553	—	32,553
Goldex mine M and E zones	45,872	—	45,872	30,658	—	30,658

	$5,133,962	$1,004,825	$4,129,137	$5,010,088	$942,632	$4,067,456

6.     SHAREHOLDERS' EQUITY

  In 2009, the Company implemented the restricted share unit ("RSU") plan for certain employees. A deferred compensation balance was recorded for the total grant date value on the date of grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and was amortized as compensation expense over the applicable vesting period of two years.

  Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company. A deferred compensation balance was recorded for the total grant date value on the date of grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is to be amortized as compensation expense over the applicable vesting period of three years.

  During the first quarter of 2013, the Company funded the RSU plan by transferring $19.0 million (first quarter of 2012 — $12.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The common shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations. They are included in the basic EPS calculations once they have vested. All of the unvested common shares held by the Trust are included in the diluted EPS calculations.

  The following table summarizes the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2013 were exercised:

Common shares outstanding at March 31, 2013	172,376,107
Employee stock options	11,726,491
Warrants	8,600,000
RSU plan	491,417

193,194,015

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

6.     SHAREHOLDERS' EQUITY (Continued)

  The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended March 31,
	2013	2012
Net income for the period	$23,859	$78,548

Weighted average number of common shares outstanding — basic (in thousands)	172,280	170,837
Add: Dilutive impact of employee stock options	—	—
Dilutive impact of warrants	—	—
Dilutive impact of shares related to RSU plan	343	180

Weighted average number of common shares outstanding — diluted (in thousands)	172,623	171,017

Net income per share — basic	$0.14	$0.46

Net income per share — diluted	$0.14	$0.46

  The calculation of diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, employee stock options and warrants with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact is anti-dilutive.

  For the first quarter of 2013 and the first quarter of 2012, all employee stock options and warrants were excluded from the calculation of diluted weighted average common shares outstanding as their effect would have been anti-dilutive.

  Accumulated other comprehensive loss

  The following table details the changes in accumulated other comprehensive loss components:

	Cumulative Translation Adjustment	Available-for-sale Securities	Derivative Financial Instruments	Pension Benefits	Total
Balance December 31, 2012	$(16,206)	$(7,680)	$137	$(3,562)	$(27,311)
Other comprehensive (loss) income before reclassifications	—	(173)	81	—	(92)
Tax expense	—	—	(19)	—	(19)
Amounts reclassified from accumulated other comprehensive loss	—	10,995	10	131	11,136
Tax expense	—	—	(3)	(34)	(37)

Net current-period other comprehensive income	—	10,822	69	97	10,988

Balance March 31, 2013	$(16,206)	$3,142	$206	$(3,465)	$(16,323)

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

7.     STOCK-BASED COMPENSATION

  The following continuities summarize activity with respect to the Company's outstanding employee stock options:

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	Number of Employee Stock Options	Weighted Average Exercise Price	Number of Employee Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,587,126	C$56.60	8,959,051	C$62.88
Granted	2,803,000	52.13	3,228,000	36.96
Exercised	(212,500)	37.06	—	—
Forfeited	(156,500)	61.88	90,000	60.30
Expired	(1,294,635)	54.44	449,150	48.09

Outstanding, end of period	11,726,491	C$56.05	11,647,901	C$56.29

Exercisable, end of period	7,505,295	C$59.41	7,246,739	C$59.09

  Agnico Eagle estimated the fair value of employee stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2013	2012
Risk-free interest rate	1.49%	1.23%
Expected life of employee stock options (in years)	2.7	2.7
Expected volatility of Agnico Eagle's share price	35.0%	37.5%
Expected dividend yield	1.73%	2.17%

8.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended March 31, 2013 and the three months ended March 31, 2012, the Company did not dispose of any available-for-sale securities.

  Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	As at March 31, 2013	As at December 31, 2012
Available-for-sale securities in an unrealized gain position:
Cost (net of impairments)	$38,387	$4,352
Unrealized gains in accumulated other comprehensive loss	4,753	1,902

Estimated fair value	43,140	6,254

Available-for-sale securities in an unrealized loss position:
Cost (net of impairments)	13,654	48,047
Unrealized losses in accumulated other comprehensive loss	(1,485)	(9,582)

Estimated fair value	12,169	38,465

Total estimated fair value of available-for-sale securities	$55,309	$44,719

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the three months ended March 31, 2013, certain available-for-sale securities fell into an unrealized loss position. In

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

8.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. During the first quarter of 2013, the Company recorded an $11.0 million (first quarter of 2012 — nil) impairment loss on certain available-for-sale securities that were determined to be other-than-temporarily impaired.

  At March 31, 2013, the fair value of available-for-sale securities in an unrealized loss position was $12.2 million (December 31, 2012 — $38.5 million) with total unrealized losses in accumulated other comprehensive loss of $1.5 million (December 31, 2012 — $9.6 million). Based on an evaluation of the severity and duration of the impairment of these available-for-sale securities (less than three months) and on the Company's intent to hold the investments for a period of time sufficient for a recovery of fair value, the Company does not consider these available-for-sale securities to be other-than-temporarily impaired as at March 31, 2013.

9.     LONG-TERM DEBT

  Credit Facility

  On June 22, 2010, the Company amended and restated its Credit Facility, increasing the amount available from $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and updating pricing terms to reflect improved market conditions.

  At March 31, 2013, the Credit Facility was drawn down by nil (December 31, 2012 — $30.0 million). Amounts drawn down, together with related outstanding letters of credit, resulted in Credit Facility availability of $1,198.9 million at March 31, 2013.

  2012 Notes

  On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following are the individual series' of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

  The following are the individual series' of the issued 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	7/4/2017
Series B	360,000	6.67%	7/4/2020
Series C	125,000	6.77%	7/4/2022

	$600,000

  Covenants

  Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

9.     LONG-TERM DEBT (Continued)

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth.

  The Company was in compliance with all covenants contained within the Credit Facility, 2012 Notes and 2010 Notes as at March 31, 2013.

  Interest on long-term debt

  For the first quarter of 2013, total interest expense was $13.9 million (first quarter of 2012 — $14.4 million) and total cash interest payments were $6.8 million (first quarter of 2012 — $4.1 million). For the first quarter of 2013, cash interest on the Credit Facility was nil (first quarter of 2012 — $1.7 million), cash standby fees on the Credit Facility were $1.2 million (first quarter of 2012 — $1.0 million), and cash interest on the 2010 Notes and 2012 Notes was $4.9 million (first quarter of 2012 — nil). Total interest costs capitalized to property, plant and mine development for the first quarter of 2013 were $1.1 million (first quarter of 2012 — $0.2 million).

10.   FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2012.

  As at March 31, 2012, forward contracts with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging, hedged $225.0 million of 2012 expenditures. $25.0 million will expire under the contract each month during 2012 at an average rate of US$1.00 = C$1.01. The effective hedges that expired for the three months ended March 31, 2012 resulted in a net realized gain of $0.5 million. As of March 31, 2012, the Company recognized a mark-to-market gain of $2.4 million in Accumulated other comprehensive loss ("AOCL"). Amounts deferred in AOCL are reclassified to the production costs line item on the interim unaudited consolidated statements of income and comprehensive income, as applicable, when the derivative financial instrument has settled. There were no effective forward contracts purchased or outstanding for the three months ended March 31, 2012.

  During the first quarter of 2013, the Company entered into a foreign exchange zero cost collar with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. The hedged item represents monthly forecast Canadian dollar cash outflows during 2013. At March 31, 2013, the zero cost collars hedged $45.0 million of 2013 expenditures at an average exchange rate of US$1.00 = C$1.03 and the Company recognized a mark-to-market gain of $0.1 million in AOCL. Amounts deferred in AOCL are reclassified to the production costs line item of the consolidated statements of income and comprehensive income, as applicable, when the hedged transaction has occurred. For the contracts that expired during the first quarter of 2013, no realized gains or realized losses were recognized. No effective foreign exchange zero cost collars were purchased or outstanding for the three months ended March 31, 2012.

  Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing of the currency hedged to calculate fair value.

  The Company's other foreign currency derivative strategies in 2013 and 2012 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding on March 31, 2013 or March 31, 2012. For the three months ended March 31, 2013, the Company's foreign currency derivative financial instruments generated $0.7 million, (three months ended March 31, 2012 — $0.4 million) in call option premiums that were recognized

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

10.   FINANCIAL INSTRUMENTS (Continued)

  in the gain on derivative financial instruments line item of the interim unaudited consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  During the three months ended March 31, 2013, the Company recorded intra-quarter zinc derivative financial instruments realized gains of nil (2012 — $0.4 million) that were recognized in the gain on derivative financial instruments line item of the interim unaudited consolidated statements of income and comprehensive income. There were no intra-quarter zinc derivative financial instruments outstanding at March 31, 2013 and no intra-quarter zinc derivative financial instruments were purchased during the three months ended March 31, 2013.

  In the second quarter of 2012, to mitigate the risks associated with fluctuating diesel fuel prices, the Company entered into financial contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts expiring in 2012 and totaling 9.5 million gallons of heating oil were entered into at an average price of $2.97 per gallon, which was approximately 55% of the Meadowbank mine's expected 2012 diesel fuel exposure. In addition, financial contracts expiring in 2013 and totaling 0.5 million gallons of heating oil were entered into at an average price of $2.45 per gallon, which is approximately 3% of the Meadowbank mine's expected 2013 diesel fuel exposure. The contracts expiring in 2013 did qualify for hedge accounting and the related $0.1 million market-to-market gain as at March 31, 2013 was recognized in AOCL. No heating oil financial contracts expired during the first quarter of 2013 and no similar derivative financial instruments existed for the Company in the first quarter of 2012. Amounts deferred in AOCL are reclassified to the production costs line item of the interim unaudited consolidated statements of income and comprehensive income, as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The fair value of the Company's derivative financial instruments are reported on the fair value of derivative financial instruments line item of the interim unaudited consolidated balance sheets.

  The following table summarizes the changes in AOCL balances recorded in the interim unaudited consolidated financial statements pertaining to derivative financial instruments:

	Three Months Ended March 31,
	2013	2012
Accumulated other comprehensive loss, beginning of period	$(260)	$(4,404)
Other comprehensive gain — foreign exchange derivative financial instruments	81	7,274
Reclassification to the interim unaudited consolidated statements of income	10	(510)

Accumulated other comprehensive income, end of period	$(169)	$2,360

  The following table summarizes the amounts recognized in the gain on derivative financial instruments line item of the interim unaudited consolidated statements of income:

	Three Months Ended March 31,
	2013	2012
Premiums realized on written foreign exchange call options	$684	$419
Mark-to-market gain on derivative equity contracts	2,298	—
Realized gain on zinc derivative financial instruments	—	476

Gain on derivative financial instruments	$2,982	$895

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

11.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2013, the total amount of these guarantees was $152.6 million.

12.   SEGMENTED INFORMATION

  Agnico Eagle operates in a single industry, the exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating segments. The following are the reportable segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional office
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and the La India project
Europe:	Kittila mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and the Latin America Exploration office

  The accounting policies of the reportable segments are the same as those described in the accounting policies note. There are no transactions between the reportable segments affecting revenue. Production costs for the reportable segments are net of intercompany transactions. Of the $229.3 million of goodwill reflected on the interim unaudited consolidated balance sheets at March 31, 2013, $200.1 million relates to the Meliadine project which is a component of the Canada segment and $29.2 million relates to the La India project which is a component of the Latin America segment.

  Corporate head office assets are included in the Canada segment and specific corporate income and expense items are noted separately below.

Three Months Ended March 31, 2013	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Gain (Loss)	Segment Income (Loss)
Canada	$259,688	$(168,102)	$—	$(51,516)	$1,352	$41,422
Latin America	88,596	(34,769)	—	(9,965)	(17,344)	26,518
Europe	72,138	(27,182)	—	(8,590)	11,120	47,486
Exploration	—	—	(8,571)	—	1,214	(7,357)

	$420,422	$(230,053)	$(8,571)	$(70,071)	$(3,658)	$108,069

Segment income						$108,069
Corporate and other:
Interest and sundry expense						(212)
Impairment loss on available-for-sale securities						(10,995)
Gain on derivative financial instruments						2,982
General and administrative						(37,320)
Interest expense						(13,916)

Income before income and mining taxes						$48,608

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

12.   SEGMENTED INFORMATION (Continued)

Three Months Ended March 31, 2012	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Amortization of Property, Plant and Mine Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$293,559	$(153,844)	$(11,713)	$(47,105)	$(8,613)	$72,284
Latin America	104,296	(35,161)	—	(10,053)	(5,744)	53,338
Europe	75,079	(26,030)	—	(7,395)	(1,064)	40,590
Exploration	—	—	(11,395)	—	(96)	(11,491)

	$472,934	$(215,035)	$(23,108)	$(64,553)	$(15,517)	$154,721

Segment income						$154,721
Corporate and other:
Interest and sundry income						269
Gain on derivative financial instruments						895
General and administrative						(33,928)
Interest expense						(14,447)

Income before income and mining taxes						$107,510

	Total Assets as at
	March 31, 2013	December 31, 2012
Canada	$3,234,265	$3,280,158
Latin America	1,113,157	1,069,379
Europe	839,500	846,941
Exploration	63,898	59,641

	$5,250,820	$5,256,119

13.   RECLAMATION PROVISION

  Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

  Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized. During the three months ended March 31, 2013, the Company incurred $2.5 million in remediation costs that were applied against the environmental remediation liability recognized in 2011. As at March 31, 2013, the remaining Goldex mine environmental remediation liability was $20.1 million, $9.5 million of which was classified as a current liability. The Goldex mine is part of the Canada segment as described in note 12.

14.   ACQUISITIONS

  On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's consolidated balance sheets.

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico Eagle shares valued at $2.4 million. The non-controlling interest as reported on the December 31, 2011 consolidated balance sheets of the Company was eliminated as a result of this transaction.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

15.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the interim unaudited consolidated statements of income and comprehensive income during the three months ended March 31, 2011.

  During the subsequent months of 2011 and 2012, the Company received $4.6 million of insurance proceeds and had a remaining insurance receivable of $6.6 million as at December 31, 2012 within the other current assets line item of the interim unaudited consolidated balance sheets. During the first three months of 2013, the Company received nil of insurance proceeds and had a remaining insurance receivable of $6.6 million as at March 31, 2013.

16.   SUBSEQUENT EVENTS

  On April 9, 2013, the Company announced that it had entered into a subscription agreement for 26,966,292 units of Sulliden Gold Corporation Ltd. ("Sulliden") at a non-brokered private placement price of C$0.89 per unit for total consideration of C$24.0 million. Each unit is comprised of one common share of Sulliden and 0.7 of one common share purchase warrant, representing 9.96% of the issued and outstanding common shares of Sulliden. Each whole common share purchase warrant entitles the holder to acquire one common share of Sulliden at a price of C$1.31 for a period of two years from the April 12, 2013 closing date.

  On April 23, 2013, the Company announced that it had entered into a subscription agreement for 6,250,000 units of Kootenay Silver Inc. ("Kootenay") at a non-brokered private placement price of C$0.76 per unit for total consideration of C$4.8 million. Each unit is comprised of one common share of Kootenay and one-half of one common share purchase warrant, representing 9.96% of the issued and outstanding common shares of Kootenay. Each whole common share purchase warrant entitles the holder to acquire one common share of Kootenay at a price of C$1.08 for a period of two years from the April 26, 2013 closing date.

  On April 30, 2013, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.22 per common share, payable on June 17, 2013 to holders of record of the common shares of the Company on June 3, 2013.

17.   SECURITIES CLASS ACTION LAWSUITS

  On November 7, 2011 and November 22, 2011, the Company and certain current and former officers who also are, or were, directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the court entered an order consolidating the actions under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation and appointed a lead plaintiff (not one of the plaintiffs who filed the original complaints). On April 6, 2012, the lead plaintiff served its Consolidated Complaint (the "Complaint"). The Complaint names the Company, its current Chief Executive Officer and its former President and Chief Operating Officer as defendants and purports to be brought on behalf of all persons and entities who purchased or otherwise acquired the Company's publicly traded securities in the United States or on a U.S. exchange during the period July 28, 2010 through October 19, 2011 (the "Class Period"). The Complaint alleges, among other things, that defendants violated U.S. securities laws by misrepresenting the Company's gold reserves and the status, ability to operate and projected production of its Goldex mine. The Complaint seeks, among other things, (i) a determination that the action is a proper class action and (ii) an award of unspecified damages, attorneys' fees and expenses. On June 6, 2012, the Company and the other defendants filed a motion, pursuant to the Private Securities Litigation Reform Act and Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure, to dismiss the Consolidated Complaint, for failure to state a claim upon which relief could be granted. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court of Appeals for the Second Circuit. No date has been set for the appeal.

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers and directors. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million and to certify the Ontario Claim as a class action. The plaintiffs brought motions for leave to commence an action under s. 138 of the Securities Act (Ontario) (the "OSA") and to certify the action as a class action. On April 17, 2013, the Court issued Orders granting the plaintiffs leave to

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2013

17.   SECURITIES CLASS ACTION LAWSUITS (Continued)

  commence an action under s. 138 of the OSA and certifying the action as a class action on behalf of persons who acquired securities of the Company over the TSX or certain other Canadian alternative exchanges, or in exchange for shares of Comaplex Minerals Corp. by way of a plan of arrangement completed on or around July 6, 2010, and continued to hold some or all of those securities on one or both of July 28, 2011 and October 19, 2011, except for certain defined excluded persons. The Company intends to vigorously defend the Ontario Claim.

  On April 12, 2012, two senior officers of the Company were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities residing or domiciled in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. No date has been set for the hearing to argue the Quebec Motion. The Company intends to vigorously contest the Quebec Motion and defend the claim.

18.   COMPARATIVE FIGURES

  Certain figures in the comparative interim unaudited consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2013 interim unaudited consolidated financial statements.

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First Quarter Report 2013
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three months ended March 31, 2013
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2013